June 30, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Tom Kluck
Celeste M. Murphy

Re:	Nuwellis, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed June 21, 2021 File No. 333-256797

Dear Mr. Kluck and Ms. Murphy:

This letter, which is being submitted on behalf of Nuwellis, Inc. (“Nuwellis” or the “Company”), responds to the comment of the staff of the Securities and Exchange Commission to Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-256797), originally filed on June 4, 2021 and amended on June 21, 2021 (“Amendment No. 1”) contained in your letter, dated June 28, 2021 (the “Comment Letter”).

For your convenience, we have included the text of the applicable comment from the Comment Letter in bold immediately before our response.

Amendment No. 1 to Registration Statement on Form S-3

General

1.
We note your response to comment 1 and your revised disclosure on the cover page of the prospectus that, “[you] have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus.” We further note that you filed a 424 prospectus on March 17, 2021 for a firm commitment offering of your common stock for $18 million that was on a shelf registration statement on Form S-3. Please reconcile your disclosure or advise.

The aggregate market value of the Company’s outstanding voting and nonvoting common equity computed pursuant to General Instruction I.B.6. of Form S-3 exceeded $75 million subsequent to the Company’s Securities Act Section 10(a)(3) update in 2020.  As a result, pursuant to  Instruction 3 to General Instruction I.B.6. of Form S-3, this lifted the one third limitation on sales specified in General Instruction I.B.6(a) and the prior registration statement was then considered to be filed pursuant to General Instruction I.B.1. for subsequent sales, including the March 17, 2021 offering.  Specifically, on August 3, 2020, the Company’s stock price closed at $30.00 per share, which was prior to the Company’s 1-for-30 reverse stock split on October 16, 2021.  As of that date, the Company was no longer subject to and limited by General Instruction I.B.6 of Form S-3 as our public float was in excess of $75 million.  As a result, the firm commitment offering filed by the Company on March 17, 2021, prior to filing its Annual Report on Form 10-K on March 25, 2021, was offered pursuant to General Instruction I.B.1.

Please contact Phillip D. Torrence at (269) 337-7702 or ptorrence@honigman.com or Jessica M. Herron at (313) 465-7602 or jherron@honigman.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Nestor Jaramillo, Jr.
Nestor Jaramillo, Jr. President and Chief Executive Officer
Nuwellis, Inc.

cc:	Phillip D. Torrence
Jessica M. Herron (Honigman LLP)